Exhibit 99.3

InflaRx Reports Q3 2020 Financial & Operating Results

•	Initiated Phase III part of the Phase II/III adaptive, randomized, controlled trial in patients with severe COVID-19 induced pneumonia
•	Published encouraging data from Phase II part of COVID-19 trial in The Lancet Rheumatology
•	Announced leadership team additions
•	Cash, cash equivalents and financial assets of approximately €95.7 million as of September 30, 2020

Jena, Germany, October 29, 2020 – InflaRx (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today financial results for the three and nine months ended September 30, 2020.

“With cases of COVID-19 on the rise throughout the world, there remains an urgent need to find safe and efficacious treatments for critically ill patients. Thus, we are highly focused on advancing our ongoing Phase III trial with IFX-1 in patients with severe COVID-19 induced pneumonia,” said Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx. “In addition, we are continuing to move forward IFX-1 in development for important inflammatory indications, including hidradenitis suppurativa, pyoderma gangraenosum and ANCA-associated vasculitis, all disease areas where patients are in need of better treatment options.”

Corporate and R&D Highlights

•
Leadership appointments: In September 2020, InflaRx announced the appointment of Thomas Taapken, Ph.D. as Chief Financial Officer, and Jordan Zwick was promoted to the newly created position of Chief Strategy Officer.

•
IFX-1 in COVID-19 induced pneumonia: In September 2020, InflaRx announced the start of the global Phase III part of its Phase II/III trial with IFX-1 in severe COVID-19 induced pneumonia with the initiation of the first clinical site in the Netherlands. In parallel, the German regulatory authority, the Paul-Ehrlich-Institut (PEI), approved the Phase III clinical trial in Germany. The trial is currently enrolling, and patients are undergoing treatment.

The randomized, double-blinded and placebo-controlled Phase III part of the Phase II/III trial is planned to enroll approximately 360 early intubated, critically ill patients with COVID-19 induced pneumonia across sites in the US, EU, South America and other regions. Patients are being randomized 1:1 to receive either IFX-1 or placebo; all patients will receive standard of care. The primary endpoint is 28-day all-cause mortality; key secondary endpoints will include assessment of organ support and disease improvement. An interim analysis is planned after enrollment of 180 patients, with a potential for an early stop for efficacy or futility.
Also in September, encouraging data from the Phase II part of the study were published in the peer-reviewed journal, The Lancet Rheumatology.

•
IFX-1 in Hidradenitis Suppurativa (HS): The Company is assessing different strategies for a potential pathway to regulatory approval for IFX-1 in the United States and plans to engage with the Food & Drug Administration (FDA) on next steps. In Europe, InflaRx is working diligently to address the feedback received in Scientific Advice from the European Medicines Agency (EMA) and analyzing the strategy for its Phase III development program for the use of IFX-1 in the treatment of HS.

•
IFX-1 in Pyoderma Gangraenosum (PG): The Phase IIa open label trial continues to enroll patients in the higher dose groups. Additional clinical trial sites continue to be opened to support enrollment. Results from the higher dose groups are expected in 2021.

•
IFX-1 in ANCA-associated vasculitis (AAV): In the US IXPLORE study, all patients have completed treatment.  Data is expected in the first half of 2021. In the European Phase II IXCHANGE trial, Part 2 continues to enroll patients, with approximately half of the targeted 25 patients enrolled.  Final results are expected in 2021.

•	IFX-1 in oncology: Activities are ongoing for the Phase IIa oncology program, with expected initiation in the first half of 2021.

Financial highlights – Q3 2020

Research and development expenses incurred for the nine months ended September 30, 2020 decreased over the corresponding period in 2019 by €13.7 million. This decline was primarily due to lower contribution of expense in the period from the Phase IIb clinical development of IFX-1 in HS since this study was completed in 2019, offset by the COVID-19 trial expenses. These two factors led to €6.6 million of lower manufacturing costs which contributed to an overall decline in third-party expenses of €11.5 million. The €2.0 million decrease in personnel expenses is mainly caused by equity-settled share-based compensation.

General and administrative expenses decreased by €3.4 million to €6.1 million for the nine months ended September 30, 2020, from €9.4 million for the nine months ended September 30, 2019. This decrease is largely attributable to lower expenses associated with equity-settled share-based compensation recognized in personnel expenses (€3.0 million). Furthermore, legal, consulting and other expenses decreased by €0.4 million to €3.2 million for the nine months ended September 30, 2020, from €3.6 million for the nine months ended September 30, 2019. In 2019, consulting expenses were higher due to a one-time strategic project in June 2019. Other expenses in 2020 include increased D&O insurance costs compared to the respective nine month period in 2019.

Net financial result decreased by €2.7 million to €0.6 million for the nine months ended September 30, 2020, from €3.3 million for the nine months ended September 30, 2019. This decrease is mainly attributable to higher foreign exchange losses, which increased by €1.7 million partially compensated with foreign exchange gains (€0.5 million) while  interest on marketable securities declined by €1.5 million.

Net loss for the nine months ended September 30, 2020 was €25.1 million, compared to €39.6 million for the nine months ended September 30, 2019. On September 30, 2020, the Company’s total funds available were approximately €95.7 million, composed of cash and cash equivalents (€44.8 million) and financial assets (€50.8 million).

Net cash used in operating activities decreased to €26.8 million in the nine months ended September 30, 2020, from €27.0 million in the nine months ended September 30, 2019. The decrease of cash expenses, such as third-party expenses for manufacturing and clinical trials for our lead program IFX-1 was nearly offset by €12.3 million lower payments on trade liabilities in the nine months ended September 30, 2019.

Additional information regarding these results and other relevant information is included in the notes to the unaudited Condensed Consolidated Financial Statements as of September 30, 2020, as well as the financial statements as of December 31, 2019 in “ITEM 18. Financial statements,” which is included in InflaRx’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (SEC).

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Operations and
Comprehensive Loss for the three and nine months ended September 30, 2020 and 2019

	For the three months ended September 30,		For the nine months ended September 30,
(in €, except for share data)	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)

Operating Expenses
Research and development expenses	(5,246,536)	(13,405,646)	(19,901,661)	(33,598,018)
General and administrative expenses	(1,166,070)	(2,490,245)	(6,057,767)	(9,439,080)
Total Operating Expenses	(6,412,606)	(15,895,891)	(25,959,428)	(43,037,098)
Other income	3,471	126,559	200,763	194,261
Other expenses	(13)	(838)	(9,184)	(83,907)
Operating Result	(6,409,148)	(15,770,170)	(25,767,849)	(42,926,744)
Finance income	1,325,367	2,029,992	3,593,803	4,527,952
Finance expenses	(1,775,183)	(761,268)	(2,951,147)	(1,211,366)
Net Financial Result	(449,816)	1,268,725	642,656	3,316,586
Loss for the Period	(6,858,964)	(14,501,446)	(25,125,193)	(39,610,157)

Share Information
Weighted average number of shares outstanding	27,733,778	25,982,754	26,674,233	25,970,571
Loss per share (basic/diluted)	(0.25)	€(0.56)	(0.94)	€(1.53)

Loss for the Period	(6,858,964)	(14,501,446)	(25,125,193)	(39,610,157)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	(3,022,687)	4,988,141	(2,761,792)	5,683,610
Total Comprehensive Loss	(9,881,651)	(9,513,305)	(27,886,985)	(33,926,548)

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position
as of September 30, 2020 and December 31, 2019

in €	September 30, 2020 (unaudited)	December 31, 2019

ASSETS
Non-current assets
Property, plant and equipment	467,937	576,373
Right-of-use assets	623,452	836,924
Intangible assets	379,811	452,400
Other assets	385,837	452,217
Financial assets	272,448	272,614
Total non-current assets	2,129,485	2,590,528
Current assets
Other assets	3,794,075	3,500,884
Financial assets	50,563,814	82,353,867
Cash and cash equivalents	44,834,089	33,131,280
Total current assets	99,191,977	118,986,031
TOTAL ASSETS	101,321,462	121,576,558

EQUITY AND LIABILITIES
Equity
Issued capital	3,387,410	3,132,631
Share premium	220,289,876	211,006,606
Other capital reserves	26,039,651	25,142,213
Accumulated deficit	(159,487,199)	(134,362,006)
Other components of equity	(534,564)	2,227,228
Total equity	89,695,174	107,146,673
Non-current liabilities
Lease liabilities	123,053	330,745
Other non-financial liabilities	35,488	39,013
Total non-current liabilities	158,541	369,758
Current liabilities
Trade and other payables	9,998,452	12,413,662
Lease liabilities	511,652	515,203
Employee benefits	799,812	975,629
Social security, other taxes and other non-financial liabilities	121,830	105,634
Provisions	36,000	50,000
Total current liabilities	11,467,747	14,060,128
Total Liabilities	11,626,288	14,429,886
TOTAL EQUITY AND LIABILITIES	101,321,462	121,576,558

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’
Equity for the nine months ended September 30, 2020 and 2019

(in €, except for share data)	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2020	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the period	—	—	—	(25,125,193)	—	(25,125,193)
Exchange differences on translation of foreign currency	—	—	—	—	(2,761,792)	(2,761,792)
Total comprehensive loss	—	—	—	(25,125,193)	(2,761,792)	(27,886,985)
Contributions
Issuance of common shares	234,982	9,535,961	—	—	—	9,770,943
Transaction costs	—	(729,841)	—	—	—	(729,841)
Equity-settled share-based payments	—	—	897,438	—	—	897,438
Share options exercised	19,797	477,149	—	—	—	496,946
Total Contributions	254,779	9,283,269	897,438	—	—	10,435,486
Balance as of September 30, 2020	3,387,410	220,289,876	26,039,651	(159,487,199)	(534,564)	89,695,174

Balance as of January 1, 2019	3,115,725	211,021,835	18,310,003	(81,107,188)	50,196	151,390,571
Loss for the period	—	—	—	(39,610,157)	—	(39,610,157)
Exchange differences on translation of foreign currency	—	—	—	—	5,683,610	5,683,610
Total comprehensive loss	—	—	—	(39,610,157)	5,683,610	(33,926,547)
Contributions
Equity-settled share-based payments	—	—	5,689,367	—	—	5,689,367
Share options exercised	16,905	(15,229)	—	—	—	1,676
Total Contributions	16,905	(15,229)	5,689,367	—	—	5,691,043
Balance as of September 30, 2019	3,132,631	211,006,606	23,999,370	(120,717,345)	5,733,805	123,155,067

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2020 and 2019

in €	For the nine months ended September 30, 2020 (unaudited)	For the nine months ended September 30, 2019 (unaudited)

Operating activities
Loss for the period	(25,125,193)	(39,610,157)
Adjustments for:
Depreciation & amortization of property, plant, equipment, right-of-use assets and intangible assets	533,687	485,822
Net financial result	(642,656)	(3,316,586)
Share-based payment expense	897,438	5,689,367
Net foreign exchange differences	(869,402)	(345,347)
Other non-cash adjustments	—	59,958
Changes in:
Other assets	(226,811)	(1,233,165)
Employee benefits	(191,042)	(14,316)
Social security and other current non-financial liabilities	13,896	(205,175)
Trade and other payables	(2,415,210)	9,859,875
Interest received	1,238,643	1,653,617
Interest paid	(15,546)	(19,822)
Net cash used in operating activities	(26,802,196)	(26,995,930)
Investing activities
Purchase of intangible assets, laboratory and office equipment	(83,855)	(622,265)
Purchase of non-current other financial assets	—	(75,543)
Purchase of current financial assets	(68,169,518)	40,539,826
Proceeds from the maturity of financial assets	97,465,290	(42,688,210)
Net cash from/ (used in) investing activities	29,211,918	(2,846,193)
Financing activities
Proceeds from issuance of common shares	9,770,944	—
Transaction costs from issuance of common shares	(729,841)	—
Proceeds from exercise of share options	496,946	1,676
Repayment of lease liabilities	(275,323)	(209,176)
Net cash from/ (used in) financing activities	9,262,726	(207,500)
Net increase/(decrease) in cash and cash equivalents	11,672,447	(30,049,623)
Effect of exchange rate changes on cash and cash equivalents	30,362	1,673,191
Cash and cash equivalents at beginning of period	33,131,280	55,386,240
Cash and cash equivalents at end of period	44,834,089	27,009,808

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is believed to be the first monoclonal anti-C5a antibody introduced into clinical development. Approximately 300 people have been treated with IFX-1 in clinical trials, and the antibody has been shown to be well tolerated. IFX-1 is currently being developed for various indications, including Hidradenitis Suppurativa, ANCA-associated vasculitis, Pyoderma Gangraenosum and COVID-19 pneumonia.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V.

Jordan Zwick – Chief Strategy Officer
Email: jordan.zwick@inflarx.de
Tel: +1 917-338-6523

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx@mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials; the impact of the COVID-19 pandemic on the Company; the timing and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us and the risks, uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.